FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2001

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Energy Power Systems Limited

ANNUAL REPORT 2001

Energy Power Systems Limited

Message to Shareholders,

      The benefits of our corporate restructuring are now becoming apparent. Investors, governments and industry are increasingly looking at oil and gas as an integral part of a financial plan. Furthermore, money managers are investing in oil and gas service companies that profit from building and maintaining the large-scale infrastructure projects required to produce oil and gas as a hedge against fluctuating commodity prices. Energy Power Systems Limited (“Energy Power” or the “Company”) is well positioned in this dynamic as it possesses both elements — an Engineering & Offshore Division to participate in building and maintaining the massive infrastructure required to produce offshore oil and gas fields and an Oil & Gas Division to explore and develop oil and gas reserves for commodity-based cash flow. Working together these 2 Divisions provide the Company with an exciting future.

      Our Engineering & Offshore Division is an industrial and mechanical contractor that produces steel components for structures and heavy industry; manufactures pressurized vessels and tanks; and furnishes in-plant fabrication, welding and assembly services for the offshore oil industry at its 40,000 square foot, 15-acre production yard in St. John’s, Newfoundland. Reports estimate the potential oil reserves of Atlantic Canada to be 40 billion barrels and the natural gas reserves of Newfoundland Labrador alone are estimated at 62 trillion cubic feet. The commercial and engineering successes of the Hibernia Project, the Terra Nova Project and the Sable Energy Project underscore the extensive development underway in Atlantic Canada. Husky Oil’s White Rose Project is expected to advance next.

      The Engineering & Offshore Division is currently working on a backlog of contracts which will carry over to the next fiscal year and beyond. Further development of Atlantic Canada’s offshore infrastructure should stimulate expansion of our Engineering & Offshore Division.

      As part of a major initiative to drive corporate cash flow we formed an oil and gas division, initially through the acquisition of properties in two strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. In addition to developing the tremendous potential of a discovery in Atlantic Canada, our Oil & Gas Division has been expanding its portfolio of proven, producing and prospective oil and gas properties. Our multi-well drilling and exploration program focuses on highly prospective properties located in proven productive areas of the Western Sedimentary Basin. This program involves partnering and farm-in alliances with other successful oil and gas companies to share risk and diversify opportunities.

      The strong potential of Energy Power is evidenced by major market driven opportunities. In recognition of this the company closed a Private Placement financing this week for US $2.8 million. With continued drilling and exploration success increasing production we can apply the additional cash flow to fund expansion and build hard assets in the Engineering & Offshore Division, as well as, reinvest in our Oil & Gas Division. In this manner we will further corporate growth and enhance shareholder value. Finally, as part of our Energy Investment, the Company presently has a 3% equity interest in a 445 megawatt, natural gas fueled, independent power plant under development in Andhra Pradesh, India.

On behalf of the Board of Directors,

J. C. Cassina

President and CEO
Toronto, Ontario
November 19, 2001

Engineering & Offshore Division

      The Company’s Engineering & Offshore Division consists of M&M Engineering, and M&M Offshore Limited.

      M&M ENGINEERING LIMITED, established in 1968, has one principal wholly owned subsidiary, M&M Offshore Limited (“M&M Offshore”). M&M Engineering is an industrial, mechanical and electrical contractor. M&M Offshore (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil industry at its 40,000 square foot and 15 acre production yard in St. John’s, Newfoundland.

      Maersk Contractors Newfoundland Limited invited proposals from Canadian and Newfoundland engineering consultants, suppliers and fabricators for subcontracts of skidded and packaged system assemblies optimizing a Floating Production Storage and Offloading (FPSO) unit to develop the Husky Oil White Rose Oil & Gas field off the coast of Newfoundland. The estimated cost of this production facility is $1.8 billion.

      M&M Engineering & Offshore has proven expertise in certain facets of this work and it has the facilities required for large scale module fabrication and assembly. In addition to M&M’s 40,000 square foot fabrication and 15 acre production yard in St. John’s, the Engineering & Offshore Division also has 147,000 square feet of fully enclosed fabrication facility on 40 acres of land adjacent to a deep sea quay at Port aux Basques, Newfoundland, along one of the major sea lanes of the world. The complex is ideal for both off-shore and onshore projects. Through these facilities the Engineering & Offshore Division can offer large off-shore infrastructure projects a variety of multi-metal fabrication, marine refurbishment and outfitting capabilities with a combined 187,000 square feet of preparation, storage, fabrication and assembly space which is extensive enough to enable large projects to be undertaken, year round.

      The Newfoundland Transshipment Terminal illustrates the workload of M&M Engineering & Offshore. This massive facility presently serves as a transshipment terminal for crude oil from the Hibernia oil field and the Terra Nova oil field offshore the Grand Banks of Newfoundland. Oil is shipped from the Grand Banks to the terminal on shuttle tankers and taken from the terminal to market on second leg tankers.

      M&M Engineering & Offshore successfully contributed to Phase I and Phase II of its construction. Following completion of Phase II the tank capacity at this terminal was 2.5 million barrels of oil. Another storage tank is being added to meet demand which will bring the capacity to 3 million barrels of storage. Earlier this year, M&M received a contract to complete the mechanical installation of Phase III. The expansion of the Newfoundland Transshipment Terminal and Energy Power’s Engineering & Offshore Division participating in each phase of its construction is an example of the ongoing revenue stream M&M Engineering & Offshore anticipates as Atlantic Canada builds up its offshore infrastructure. The Hibernia field alone is estimated to contain 850 million barrels of oil and Terra Nova approximately 400 million barrels of oil.

      As recently as October 4th, 2001 the Engineering and Offshore division announced an additional $3.0 million contract from North Atlantic Refining Ltd., (NARL) to rebuild a process heater and associated structural steel fabrication and installation. NARL operates the 105,000 barrels per day refinery in Newfoundland, holds the largest refinery dock in North America and is only 3 sailing days from New York.

      The Engineering and Offshore division has numerous construction and fabrication projects underway, and stands to benefit greatly as large oil producers expand their exploration programs off the shores of Atlantic Canada. The Engineering and Offshore Division is a steady operating division with strong growth potential for Energy Power and its shareholders.

Oil & Gas Division

Western Canada

      In addition to the tremendous upside potential for discovery in Atlantic Canada the Oil & Gas Division also has an expanding portfolio of proven, producing and prospective oil and gas properties in the Western Sedimentary Basin of Western Canada.

EXPLORATION PROGRAM

      In October of 2001 Energy Power announced a multi well drilling and exploration program focused on highly prospective properties located in proven productive areas of Alberta, Canada. The multi well program involves partnering and farm-in alliances with other successful oil and gas companies to share risk and diversify opportunities.

OLDS-INNISFIL PROSPECT

      Energy Power is participating in an exploration program encompassing 6 sections (3840 acres) of land in the Olds-Innisfil area west of the 5th meridian, Alberta. This area has proven to have prolific production and multi zone potential. The initial program will drill 3 prospective plays of 2 sections (1280 acres) each — a test well and an earned section. Energy Power has a 25% before pay out and 12.5% after pay out in each of the Test Wells and earns a 12.5% interest in an additional section (640 acres) by drilling each Test Well. If successful the 3 Earned Sections could be drilled early in the new year

FARROW, ALBERTA

      Energy Power holds a 31.5% interest in a quarter section of land in the Farrow area of Alberta. The Farrow property is prospective for Glauconite oil. The Company earned into the Farrow prospect by purchasing 4 square miles of 3-D seismic data covering the Farrow prospect and intends to drill into a feature that could warrant a multiple oil well program.

CHERHILL, ALBERTA

      Energy Power holds a 30% interest in the Cherhill property. The Cherhill prospect indicates a 2.5 metre (approximately 8 feet) natural gas pay zone in the lower Belly River formation.

BRAZEAU RIVER PROSPECT

      Energy Power is participating in developing and exploring 2 Sections (1280 acres) in the Brazeau area of Alberta west of the 5th meridian. Given the deep zones targeted initial work involves re-entering an existing well bore and testing 2 prospective zones. Success could warrant drilling a new location in the joining section. Energy Power has a 50% interest before pay out and 25% interest after pay out in the Test Well to earn a 25% interest in the earned section.

SIBBALD PROPERTY ALBERTA

      The Sibbald property is located in Townships 28 and 29, Range 02 W4M, approximately 160 miles east of Calgary, Alberta. EPS holds an average 50% working interests in approximately 5,760 gross acres of land. Two wells are currently producing gas from the Bakken Formation of the Mississippian Period. The Company’s technical advisors have proposed a program to drill for Viking and Colony gas, workover Section 6-28 for Belly River gas and re-work Sections 7-30 and 12-29 for Glauconite oil for further exploration and production recovery.

Oil & Gas Division

Atlantic Canada

      As part of a major initiative to drive corporate cash flow the Company formed an oil and gas division initially through the acquisition of properties in 2 strategic areas of oil and gas development, the proven historic region of Western Canada and the new frontier of Atlantic Canada. Energy Power believes that generating activity in both regions will benefit the Company as cash flow from production increases on advanced properties in Western Canada can finance exploration in Atlantic Canada.

PRINCE EDWARD ISLAND PROPERTY

      The Company has recently acquired a 25% interest in a property consisting of over 500,000 acres under permit for both conventional and coalbed methane gas. The property is located within central Prince Edward Island, Canada and is underlain by Carboniferous and Permian sedimentary strata of the Maritimes Basin. Detailed stratigraphic correlation of drill well data has confirmed the presence of 20 coal seams of 2-3 meters in thickness and total accumulations of up to 40 meters underlie the property. Studies have shown that the coal rank is sufficient to produce high gas values. Source rock studies indicate that the early Carboniferous rocks are oil prone and the upper Carboniferous rocks are gas prone. In addition excess coal gas expelled during coalification may have charged nearby reservoirs.

      The conventional hydrocarbon potential of the Maritimes Basin is exemplified by the Stoney Creek oil and gas field and the East Point E-49 gas discovery and the recent discoveries onshore New Brunswick. The Stoney Creek field produced over its lifetime 800,000 barrels of oil and 28 MMcf of natural gas. The East Point E-49 well, located just off-shore the north east point of Prince Edward Island, produced 5.3 MMcf/day from a 12 meter sandstone interval during drill stem tests with an estimated 77.3 Bcf in place. The onshore New Brunswick discoveries have indicated a potential of 300 Bcf of natural gas. These examples demonstrate that the Carboniferous rocks of eastern Canada are capable of generating and retaining hydrocarbons. This is further evidenced as EOG Resources Inc., (NYSE EOG) one of the largest independent oil and gas companies in the USA signed on to a 12 well completion or $50.0 million expenditure agreement in October 2001 for the McCully natural gas discovery of New Brunswick, the mainland side of the Confederation Bridge connecting PEI to the rest of Canada.

      Studies indicate that the Prince Edward Island property offers excellent potential for both coalbed methane and conventional gas resources and Energy Power plans an exploration program consisting of a detailed assessment of existing seismic data and available drill well logs as well as acquiring new data in prospective areas to indicate drill targets.

Management’s Discussion and Analysis of Financial Condition and Operating Results

      The following discussion and analysis of Energy Power Systems Limited (“Energy Power” or the “Company”) consolidated financial condition and results of operations should be read in conjunction with Energy Power’s Audited Consolidated Financial Statements and Notes thereto for the twelve month period ending June 30, 2001.

Results of Operations:

Introduction

      Energy Power Systems Limited, a corporation amalgamated under the laws of the Province of Ontario, is an energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division. The consolidated financial results include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited (“M&M”), a Newfoundland company and M&M’s wholly owned subsidiary M&M Offshore Limited (“MMO”), a Newfoundland company (or together M&M Engineering & Offshore). M&M Engineering is an industrial, mechanical and electrical contractor. M&M Offshore (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil industry at its 40,000 square foot and 15 acre production yard in St. John’s, Newfoundland. At present, the activities of Energy Power’s Oil & Gas Division including exploration, development and production of oil and gas properties and reserves are conducted in the Company.

      During fiscal 2001 the Company discontinued efforts to act as a developer of independent power projects. This segment has been treated as discontinued operations for accounting purposes. As such the operations of the Company’s Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

Income Statement

      Revenue: Energy Power’s consolidated revenues of $19.2 million for the year ending June 30, 2001 increased by 1% from $18.9 million reported during the same period the previous year. New sources of revenue from the Company’s Oil and Gas Division, which commenced February 1, 2001, contributed to this revenue growth.

      Gross Profit: Consolidated gross margins for the fiscal period ending June 30, 2001 decreased 34% to $2.5 million from $3.8 million in 2000. The difference was primarily due to decreased profit margins from the Company’s Engineering and Offshore Division. During fiscal 2001 gross profit margins from the Engineering and Offshore Division were 13% compared to 20% the previous year. The difference is attributable to both a high volume low margin contract included in revenues in 2001 and a high volume high margin contract included in revenues in 2000. Consolidated gross profit includes a 42% gross profit margin derived from the Company’s Oil and Gas Division.

      Consolidated EBITDA: Consolidated EBITDA of $0.2 million for the twelve-month period ending June 30, 2001 was substantially higher against a consolidated EBITDA loss of $0.3 million reported for the previous twelve month period, a swing of $0.5 million. The consolidated EBITDA increase was largely due to the benefits of a corporate restructuring initiated at the end of fiscal 2000 as well as the additional cash flow from the introduction of the Oil and Gas Division. The creation the Oil & Gas Division resulted in an increase $0.2 million of EBITDA for the twelve month period ending June 30, 2001.

      Net losses from Continuing Operations: Consolidated loss from continuing operations for the twelve month period ending June 30, 2001 was $1.0 million, 30% less than the loss from continuing operations reported for the previous twelve month period. With the corporate restructuring, profit from continuing operations would have been $0.5 million before a non-cash charge of $1.5 million for the write down of inactive capital assets.

      Net losses from continuing operations per share: As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2001 decreased 50% to $0.23 per share from $0.46 per share for fiscal 2000.

      Discontinued Operations: Losses incurred from discontinued operations result from the Company’s discontinued Power Division and the disposition of ASI Holdings Limited and Merlin Engineering AS. Losses from discontinued operations increased 108% to $2.7 million for the twelve month period ending June 30, 2001 compared to $1.3 million in the previous fiscal period. The loss was primarily due to the write down of the Karnataka Project and other charges taken against the Company’s Independent Power Projects.

      Net losses and Net losses per share: As a result of the foregoing, net loss increased 33% to $3.6 million as compared to a net loss incurred of $2.7 million during the previous fiscal period. Net loss per share decreased 1% to $0.85 per share for the fiscal period ending June 30, 2001 from $0.86 per share for the previous twelve month period.

Liquidity and Capital Resources:

      Cash resources at June 30, 2001 were $1.2 million, compared to $1.7 million at the end of the previous year. During fiscal 2001 the Company recovered approximately $3.4 million from the it’s investment in Konaseema EPS Oakwell Power Limited (the Andhra Pradesh Project) and issued common and preferred shares of $1.6 million. The available cash was used to acquire $1.7 of oil and gas properties and for the repayment of $1.9 million of advances from shareholders. The remainder of cash resources was applied to cash used by operating activities of approximately $1.3 million.

      The Company’s primary sources of liquidity and capital resources historically have been cash flows from the operations of the Engineering and Offshore Division, issuance of share capital and advances from shareholders. During fiscal 2000 the Company initiated the recovery of its investment in Konaseema EPS Oakwell Power Limited. During fiscal 2002 it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Engineering and Offshore Division, the Oil and Gas Division, issuances of share capital and the final recovery of the Company’s investment in Konaseema EPS Oakwell Power Limited of approximately $3.5 million.

Outlook and Prospective Capital Requirements:

      The Engineering and Offshore Division is currently working on a backlog of contracts which will carry over to the next fiscal year and beyond. Further development of Atlantic Canada’s offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil and gas reserves and production.

      Subsequent to the end of the fiscal year shareholders of the Company exercised 1,000,000 Series B Warrants for total consideration of $800,000 and the Company issued 700,000 units at US$4.00 per unit for consideration of US$2.8 million. These funds in addition to $1.2 million in cash held at June 30, 2001 will be adequate in managements opinion to fund the future growth and to allow the Company to develop opportunities in its Oil and Gas Division and support the working capital requirements of its Engineering and Offshore Division.

Auditors’ Report

To the Shareholders of

Energy Power Systems Limited
(Formerly Engineering Power Systems Limited)

      We have audited the consolidated balance sheets of Energy Power Systems Limited as at June 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

      The consolidated financial statements for the year ended June 30, 1999 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated November 19, 1999.

(signed) BDO DUNWOODY LLP

Chartered Accountants

Toronto, Ontario

October 4, 2001

Energy Power Systems Limited

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	June 30

	2001	2000

Assets
Current
Cash	$1,242,621	$1,771,047
Marketable securities (market value $255,290)	221,213	—
Accounts receivable (Note 1)	4,331,086	3,333,573
Inventories and work in progress	1,039,853	1,525,344
Due from co-venturer	208,652	116,684
Prepaid expenses	67,329	81,087
Investment (Note 2)	3,500,000	—
Future income tax asset (Note 11)	235,000	—

	10,845,754	6,827,735
Other assets (Note 3)	—	9,490,021
Oil and gas properties (Note 4)	2,017,493	—
Capital assets (Note 5)	3,268,096	4,875,362
Future income tax asset (Note 11)	862,000	—
Goodwill	2,056,832	2,318,090

	$19,050,175	$23,511,208

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 7)	$829,001	$507,222
Accounts payable and accrued liabilities	4,200,868	4,929,532
Due to shareholders (Note 8)	1,162,403	2,630,225
Current portion of long term debt (Note 9)	182,151	283,529
Future income tax liability (Note 11)	266,000	402,100

	6,640,423	8,752,608
Due to shareholders (Note 8)	350,000	1,842,038
Long-term debt (Note 9)	646,311	738,205
Future income tax liability (Note 11)	56,000	71,000

	7,692,734	11,403,851

Shareholders’ equity
Share capital (Note 10)	32,207,289	29,322,289
Deficit	(20,849,848)	(17,214,932)

	$11,357,441	12,107,357

	$19,050,175	$23,511,208

On behalf of the Board:

(signed) “JAMES C. CASSINA”

Director

(signed) “SANDRA J. HALL”

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited

Consolidated Statements of Loss and Deficit

(Expressed in Canadian Dollars)

	For the years ended June 30

	2001	2000	1999

Revenue	$19,153,058	$18,924,369	$21,079,649
Cost of sales and oil and gas operating costs (including amortization of capital assets and depletion $258,629; 2000 — $211,703; 1999 — $202,009)	16,640,412	15,127,539	17,923,409

Gross profit	2,512,646	3,796,830	3,156,240

Expenses
Administrative expenses	2, 626,513	4,344,657	4,597,444
Amortization of goodwill	261,258	261,258	92,901
Amortization of capital assets	157,111	154,416	158,621
Interest	165,965	100,588	94,221
Interest on long term debt	90,523	113,959	137,205

	3,301,370	4,974,878	5,080,392

Loss from continuing operations before the following	(788,724)	(1,178,048)	(1,924,152)
Other income	66,218	72,486	141,356
Write down of inactive capital assets	(1,500,000)	—	—
Non-controlling interest in M&M Engineering Limited	—	—	(286,703)

Net loss from continuing operations before income taxes	(2,222,506)	(1,105,562)	(2,069,499)

Income taxes (Note 11)
Current	—	36,045	113,000
Future	(1,248,100)	330,300	101,800
Utilization of loss carryforwards	—	(35,000)	—

	(1,248,100)	331,345	214,800

Net loss from continuing operations	(974,406)	(1,436,907)	(2,284,299)
Loss from discontinued operations (Note 19)	(2,660,510)	(1,250,992)	(5,696,655)

Net loss for the year	(3,634,916)	(2,687,899)	(7,980,954)
Deficit, beginning of year	(17,214,932)	(14,527,033)	(6,546,079)
Deficit, end of year	$(20,849,848)	$(17,214,932)	$(14,527,033)

Net loss from continuing operations per share (Note 15)	$(0.23)	$(0.46)	$(0.99)

Net loss for the year per share (Note 15)	$($0.85)	$(0.86)	$(3.46)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the years ended June 30

	2001	2000	1999

Cash flows provided by (used in)
Operating activities
Net loss from continuing operations for the year	$(974,406)	$(1,436,907)	$(2,284,299)
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of goodwill	261,258	261,258	92,901
Amortization of capital assets	415,740	366,119	360,630
Income taxes	(1,248,100)	330,300	101,800
Loss on sale of capital assets	7,796	1,825	—
Unrealized foreign exchange loss	—	50,000	—
Non-controlling interest — M&M Engineering Limited	—	—	286,703
Write down of inactive capital assets	1,500,000	—	—
Professional fees settled by issuance of shares	—	225,000	767,750
Net change in non-cash working capital balances (Note 12)	(1,223,064)	160,235	2,498,195

Cash provided (used) by operating activities from continuing operations	(1,260,776)	(42,170)	1,849,281
Cash used by discontinued operations	(52,278)	(2,487,076)	(2,470,170)

	(1,313,054)	(2,529,246)	(646,490)

Investing activities
Purchase of short term investments	(221,213)	—	—
Due from co-venturers	(91,968)	—	—
Purchase of oil and gas assets	(1,727,857)	—	—
Purchase of capital assets	(213,991)	(181,447)	(263,610)
Proceeds from sale of capital assets	27,000	55,500	—
Acquisition of 100% interest in KEOPL	—	—	(222,840)
Other assets	3,355,025	598,318	(1,570,410)
Restricted cash	—	2,095,984	(543,799)
Investing activities of discontinued operations	22,900	4,028,962	—

	1,149,896	6,597,317	(2,600,659)

Financing activities
Bank indebtedness	321,779	(135,854)	(494,966)
Factoring loans, net	—	—	(332,988)
Long term debt, net	(277,187)	(469,954)	(215,015)
Cash assumed on acquisition of KEOPL	—	—	909
Due to related parties	—	490,098	669,962
Advances from (repayments to) shareholders	(1,930,057)	282,137	3,195,428
Issuance of common shares	1,350,000	—	647,120
Issuance of preference shares	250,000	—	—
Financing activities of discontinued operations	(79,803)	(2,700,596)	—

	(365,268)	(2,534,169)	3,470,450

Net increase (decrease) in cash	(528,426)	1,533,902	223,301
Cash, beginning of year	1,771,047	237,145	13,844

Cash, end of year	$1,242,621	$1,771,047	$237,145

See supplementary cash flow information (Note 12 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Energy Power Systems Limited

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

Nature of Business and Principles of Consolidation	Energy Power Systems Limited (“EPS” or the “Company”) is a corporation amalgamated under the laws of the Province of Ontario. The Company’s business focus is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited (“M&M”) and its wholly owned subsidiary M&M Offshore Limited (“MMO”) whose business focus is engineering mechanical contracting and steel fabrication in Newfoundland.

Pursuant to Articles of Amendment dated February 2, 2001 the Company changed its name from Engineering Power Systems Limited to Energy Power Systems Limited.

During fiscal 2001 the Company decided to discontinue efforts to act as a developer of independent power projects. The Company is actively seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra Pradesh Project on or before June 30, 2002. This segment has been treated as discontinued operations for accounting purposes (see Note 19). As such the operations of the Company’s Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

During fiscal 2000 EPS disposed of its interests in Merlin Engineering A.S. (“Merlin”) and divested ASI Holdings, Inc. (“ASIH”). These operations have been treated as discontinued operations for accounting purposes (see Note 19). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas Properties	The Company follows the full-cost method of accounting for oil and gas activities whereby all costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. These costs are capitalized in one cost centre, Canada. Such costs include lease acquisitions, geological and geophysical expenditures, lease rentals on non-producing properties, drilling, equipment, and technical consulting directly related to exploration and development activities. All other general and administrative costs including interest are expensed. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs. The Company applies an annual ceiling test to capitalized costs to ensure that such costs do not exceed the estimated value of future net revenues from production of proven reserves at current prices less future costs of general and administrative expenses, financing and income taxes.

Energy Power Systems Limited

Summary of Significant Accounting Policies — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

Any reduction of value, as a result of the ceiling test, is charged to operations. Depletion of producing petroleum and natural gas properties and amortization of well equipment is provided on the units-of-production method based on proven petroleum and natural gas reserves.

Wells under development not included in the ceiling test are assessed for impairment on a quarterly basis. Impairment of non-producing properties is assessed based on management’s expectations of success.

The Company holds various working interests in producing and non-producing oil and gas properties.

The Company’s activities are conducted jointly with others. These financial statements reflect the Company’s share of the assets, revenue and operating costs related to these oil and gas properties.

Royalties	The Company’s oil and gas production is subject to crown royalties. Crown royalties are included in operating costs, net of related crown royalty tax credits.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Revenue Recognition	Engineering and Offshore Division

Revenue from engineering construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplier, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Oil and Gas Division

Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators’ reports.

Marketable Securities	Marketable securities are valued at the lower of cost or market on a portfolio basis.

Investment	The investment in KEOPL is recorded at expected net recoverable amount.

Energy Power Systems Limited

Summary of Significant Accounting Policies — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

Inventories	Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

Joint Ventures	The Company uses the proportionate consolidation method to account for its non oil and gas joint ventures.

Capital Assets	Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Building	3% declining balance
Manufacturing equipment	20% declining balance
Tools and equipment	20% declining balance
Office equipment	20% declining balance
Vehicles	30% declining balance
Paving	7% declining balance
Equipment under capital leases	20% declining balance

Goodwill	Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. It is amortized on a straight-line basis over a ten-year period, from the acquisition date. The carrying value of goodwill is assessed by calculating projected cash flows. Any permanent impairment in value is recorded in earnings when it is identified.

Goodwill is recorded net of accumulated amortization of $615,417 (2000 — $354,159).

Other Assets	Other assets consist of costs related to the acquisition of power purchase agreements (“PPAs”) in India. The carrying value of the costs related to the acquisition of the power purchase agreements is assessed by calculating projected cash flow. Any permanent impairment in value is recorded in earnings when it is identified.

Marketing and Promotion Cost	Marketing and promotion costs for new business opportunities are charged to administrative expenses as incurred.

Foreign Currency Translation	Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Income Taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Energy Power Systems Limited

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

1.  Accounts Receivable

     Receivables consist of the following:

	2001	2000

Trade	$4,161,427	$2,569,830
Holdbacks	169,659	763,743

	$4,331,086	$3,333,573

2.  Investment

     Investment consists of the following:

	2001	2000

Investment in Konaseema EPS Oakwell Power Limited	$3,500,000	$—

     The Company owns 11,348,200 ordinary equity shares, of Rs. 10 each, of Konaseema EPS Oakwell Power Limited (“KEOPL”), which represents a 12% interest in KEOPL, a company incorporated in the State of Andhra Pradesh, India, which is developing the Andhra Pradesh Project (the “Project”). Upon Financial Closure (when all regulatory approvals have been received) for the Project, the Company will hold approximately a 3% interest in the Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 amongst the Company, VBC Group (“VBC”), KEOPL’s parent company, and KEOPL, VBC shall purchase the Company’s investment in KEOPL for INR 113,482,000 (approximately Cdn $3,500,000) on or before June 30, 2002.

3.  Other Assets

     The other assets are comprised of the following India power projects.

	2001	2000

Andhra Pradesh Project	$—	$7,487,558
Karnataka Project	—	2,002,463

	$—	$9,490,021

        (a)  Andhra Pradesh Project

          Pursuant to the Revised VBC Agreement dated August 10, 2000, the Company’s cost related to the development of the Project was capitalized by the issuance of equity and preference shares having an aggregate value of approximately $6,600,000. During the year 2001 KEOPL redeemed all of the preference shares and VBC purchased approximately one third of the equity shares held by the Company for a total cash consideration of approximately $3,100,000. The remaining shares held by the Company have been classified as Investment (Note 2).

        (b)  Karnataka Project

          During fiscal 2001 the Karnataka Project (the “Project”) converted from a 195 MW naphtha fuelled barge based power project to a 220 MW coal fuelled land based power project. As at June 30, 2001, the Company has written down the carrying amount of the Project to nil because much of the cost incurred by the Company on the Project was related to the cost of the 195 MW naphtha fuelled barge based power project and not the 200 MW coal fuelled land based power project. The Company is seeking a developer who will purchase its interest in the Project.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

4.  Oil and Gas Properties

     During the year, the Company acquired various working interests in producing and non-producing oil and gas properties in Alberta, Ontario and Prince Edward Island. As consideration the Company paid $1,727,857 cash and issued 90,000 common shares for $335,000. These properties are carried at cost set out below:

	June 30, 2001

		Accumulated	Net Book
	Cost	Amortization	Value

Producing wells
Alberta	$1,634,180	$44,987	$1,589,193
Ontario	51,834	377	51,457
Wells under development
Alberta	68,036	—	68,036
Ontario	3,187	—	3,187
PEI	305,620	—	305,620

	$2,062,857	$45,364	$2,017,493

     The Company is required to fund its share of costs and expenses. Failure to fund expenditures will result in a dilution of its interests.

5.  Capital Assets

     Capital assets consist of the following:

	June 30, 2001		June 30, 2000

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$544,009	$—	$544,009	$—
Building	2,643,700	935,005	4,102,206	802,165
Manufacturing equipment	755,032	645,057	739,280	613,407
Tools and equipment	1,087,315	805,440	1,066,278	744,623
Office equipment	281,106	200,264	263,193	179,075
Vehicles	204,706	137,452	142,318	123,953
Paving	36,152	14,433	34,655	12,854
Equipment under capital leases	811,907	358,182	716,213	256,713

	$6,363,929	$3,095,833	$7,608,152	$2,732,790

Net book value		$3,268,096		$4,875,362

     The land and building includes a property, located in Port aux Basques, Newfoundland, with a carrying amount of $407,705 (which amount is net of a provision of $1,500,000 for the potential impairment) (2000 — $2,048,371) which is vacant while being maintained as a production facility. The Company’s ownership in the building on this property may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company’s position with respect thereto is that it does not believe the debenture holder’s security interest is valid. The Company expects that significant new projects will be undertaken in the area in the near future and that these facilities will be leased to third parties for these projects. The Company estimates that the carrying amount will be fully recoverable. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

6.  Joint Ventures

     The Company carries on part of its business in two joint ventures, Newfoundland Service Alliance Inc. (“NSA”), a 20% owned joint venture and Magna Services Inc. (“Magna”), a 50% owned joint venture. During the 2001 fiscal year the Company recorded $271,000 (2000 — $117,000) of revenue from NSA and $83,000 (2000 — $10,000) of revenue from Magna.

     The following is a summary of the combined financial information relating to the Company’s proportionate interest in these joint ventures unadjusted for transactions between the joint venture and the Company:

	Proportionate Share of
	Joint Ventures’ Financial
	Information

	2001	2000

Balance sheet
Current assets	$562,138	$384,905
Non current assets	4,375	6,607
Current liabilities	(555,763)	(389,232)
Operations
Revenue	$2,860,599	$1,789,435
Operating expenses and amortization	2,860,429	1,788,957
Net income	170	478
Cash flows
Operating activities	$(179,002)	$(21,471)
Financing activities	75,966	(67,459)
Investing activities	(51)	2,395

7.  Bank Indebtedness and Demand Loan

     Bank indebtedness of M&M in the amount of $829,001 (2000 — $507,222) represents a revolving credit facility payable on demand and bears interest at prime plus 2% (2001 — 8.66%; 2000 — 8.54%).

     The bank indebtedness of M&M is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

     The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets in excess of $400,000 (2000 — $400,000). As at June 30, 2001, M&M was in violation of the current ratio covenant.

8.	Due to Shareholders

The amount due to shareholders is comprised of non-interest bearing promissory notes (the “Debt”) of $989,172 (2000 — $4,339,098) and a non-interest bearing amount due to shareholders of $523,231 (2000 — $811,440).

The non-interest bearing promissory notes are due the earlier of one or all of the following:

(a)	upon the Company’s oil and gas cash flow exceeding Cdn $75,000 per month;

(b)	mutual agreement to convert a substantial portion of the Debt into Equity of the Company;

(c)	July 31, 2002 for the amount of Debt of $989,172 (2000 — $1,842,038).

Repayments of the promissory notes are due in 2003. The repayment of the due to shareholders is $173,231 due in 2002 and $350,000 due in 2003.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

9.	Long-term Debt

	2001	2000

Roynat Inc. mortgage maturing in 2008 with, interest at Roynat cost of funds plus 3.25% (2001 — 9.24%; 2000 — 8.76%) repayable in monthly principal payments of $25,000 to August 15, 2000, followed by $7,000 thereafter, plus interest. The mortgage is collateralized by a first charge on land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Bank of Commerce (see Note 7)	$605,400	$718,400
Capital leases on equipment, with interest at 7.5% to 16.7%, (2000 — 7.5% to 16.7%) compounded semi-annually, repayable in blended monthly payments of $10,000 (2000 — $18,500)	223,062	303,334

	828,462	1,021,734
Less current portion	182,151	283,529

	$646,311	$738,205

Principal repayments on long-term debt in each of the next five years are estimated as follows:

2002	$182,151
2003	164,448
2004	112,158
2005	99,189
2006	85,116

10. Share Capital

(a)	Authorized

Unlimited Class B shares, without par value
Unlimited Common shares, without par value
Unlimited Class A Preference Shares, Series I
Unlimited Class A Preference Shares, Series 2

        (b)  Issued

	Number of
	Shares	Consideration

Common shares
Balance, as at June 30, 1999	12,116,678	27,929,289
Issued to consultants for professional fees(i)	150,000	225,000
Issued pursuant to private placement in settlement of promissory notes(ii)	384,000	768,000
Issued to former subsidiary Merlin	20,000	400,000

Balance, as at June 30, 2000	12,670,678	$29,322,289
Returned to treasury	(25,000)	—
Issued pursuant to a private placement(iii)	8,000,000	800,000
Share consolidation(iv)	(15,482,259)	—
Warrants exercised	1,000,000	520,000
Options exercised(v)	20,000	30,000
Issued for acquisition of oil and gas property(vi)	90,000	335,000

Balance, as at June 30, 2001	6,273,419	$31,007,289

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

	Number of
	Shares	Consideration

Class A Preference Shares, Series 2
Balance, as at June 30, 2000 and 1999	—	$—
Issued for cash and settlement of debt(vii)	960,000	1,200,000

Balance, as at June 30, 2001	960,000	$1,200,000

Total issued share capital as at June 30, 2001		$32,207,289

(i)	On September 14, 1999, the Company issued 150,000 units from treasury to an arms length party. Each unit was ascribed a value of $1.50 and was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of EPS for $2.25 until September 27, 2002. As consideration, $225,000 of indebtedness in the Company related to consulting fees was applied.

(ii)	On October 1, 1999, the Company issued 384,000 units from treasury to a non-controlling shareholder. Each unit was ascribed a value $2.00 and was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company for $2.40 until October 4, 2002. As consideration, $768,000 of promissory notes payable to the shareholder were applied.

(iii)	On December 28, 2000 the Company issued 8,000,000 pre-consolidated units from treasury to arms length parties. Each unit was ascribed a value of $0.10 and was comprised of one common share, 1/2 Series A common share purchase warrant and a 1/2 Series B common share purchase warrant. Each whole post consolidated Series A common share purchase warrant and each whole post consolidated Series B common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.52 per share and $0.80 per share respectively on or before December 28, 2002 and January 16, 2003 respectively.

(iv)	On September 12, 2000, at a Special Meeting of Shareholders the Company, the shareholders approved the consolidation of the Company’s issued common shares on the basis that every four (4) pre-consolidation common share will be converted into one (1) post-consolidation common share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued common shares.

(v)	On February 6, 2001 the Company issued 20,000 options to a consultant for professional services. On June 6, 2001 the consultant exercised the 20,000 options for consideration of $30,000.

(vi)	On June 30, 2001 the Company issued 90,000 common shares from treasury to an arms length party for consideration of $335,000 for the acquisition of producing and non-producing oil and gas properties.

(vii)	On February 2, 2001 the Company issued 960,000 Class A Preference Shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $1.25 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company’s common shares during the period 10 days prior to conversion (the “Conversion Price”). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

(c)	Warrants

The following common share purchase warrants are outstanding as at June 30, 2001:

Number of
Warrants	Expiry Date	Price

96,000	October 4, 2002	9.60
222,917	March 9, 2002	8.00
1,000,000	January 16, 2003	0.80

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

The continuity of the common share purchase warrants is as follows:

Number of
Warrants

Balance, as at June 30, 1999	4,221,367
Issued to consultants for professional fees	150,000
Issued to non-controlling shareholders	384,000
Expired	(231,482)

Balance, as at June 30, 2000	4,523,885
Share consolidation (Note 10 (b)(iv))	(3,392,914)
Cancelled	(812,054)
Issued to non-controlling shareholders	2,000,000
Exercised	(1,000,000)

Balance, as at June 30, 2001	1,318,917

(d)	Stock Option Plan

The Company has a Stock Option Plan (the “Plan”) to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 281,250 common shares. Under the Plan, the Company has granted the following stock options as at June 30, 2001:

	Number of	Exercise
Holder	Options	Price	Expiry Date

Directors and employees	120,000	1.50	February 6, 2005
Director	5,000	4.00	April 4, 2005
Directors and employees	60,000	4.00	June 14, 2005
Consultants	70,000	4.00	June 14, 2005

The continuity of stock options granted is as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, June 30, 1999	1,055,893	$15.00
Cancelled	(613,750)	21.87
Issued	522,500	4.38
Expired	(377,143)	2.78
Terminated	(165,000)	5.30

Balance, June 30, 2000	422,500	4.02
Share consolidation (Note 10(b)(iv))	(316,875)	16.07
Cancelled	(105,625)	16.07
Issued	275,000	2.73
Exercised	(20,000)	1.50

Balance, June 30, 2001	255,000	$2.82

All options are vested and exerciseable except for 135,000 which are subject to a four month holding period.

11. Income Taxes

Effective July 1, 2001, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

Significant components of the Company’s future tax assets and liabilities as at June 30, 2001 are as follows:

Future income tax assets:
Non-capital loss	$3,698,000
Capital loss carryforwards	2,465,000
Oil and gas properties	20,000

6,183,000
Non-capital losses applied	(21,000)
Valuation allowance	(5,065,000)

$1,097,000

Current portion	$235,000

Long term portion	$862,000

Future income tax liabilities:
Capital assets	$(56,000)
Work in progress	(196,000)
Holdbacks	(91,000)

(343,000)
Non capital losses applied	21,000

$(322,000)

Current portion	$(266,000)

Long term portion	$(56,000)

The Company’s provision for income taxes is comprised as follows:

	2001	2000	1999

Net loss from continuing operations	$(2,222,506)	$(1,105,562)	$(2,069,499)

Combined federal and provisional income tax rate	43%	45%	45%

Recovery of income tax calculated at statutory rates	$(955,678)	$(497,502)	$(931,275)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	672,578	461,000	22,000
Non-controlling interest adjustment	—	—	103,000
Amortization of goodwill	112,000	118,000	41,800
Depletion of oil and gas properties	20,000	—	—
Other	—	(352,498)	(184,305)
Valuation allowance change	(1,097,000)	602,345	1,163,580

Provision for income taxes	$(1,248,100)	$331,345	$214,800

The Company and its subsidiaries have non-capital losses of approximately $8,600,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

2003	$110,000
2004	887,000
2005	2,887,000
2006	1,938,000
2007	1,437,000
2008	1,341,000

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

12.  Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transaction relating to funds from operations are as follows:

	2001	2000	1999

Receivables	$(997,513)	$(580,536)	$4,179,704
Inventories and work in progress	485,491	(168,205)	826,543
Prepaid expenses	13,758	(6,195)	9,837
Accounts payable and accrued liabilities	(724,800)	915,171	(2,517,889)

	$(1,223,064)	$160,235	$2,498,195

        (a)  Supplemental Cash flow Information

	2001	2000	1999

Cash paid for Interest	$256,488	$241,247	$463,820
Cash paid for taxes	—	19,501	19,904

        (b)  Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2001	2000	1999

Shares issued to consultants for professional fees	$—	$225,000	$767,750
Shares issued to the non-controlling shareholder of Merlin	—	—	200,000
Shares issued to Oakwell Engineering Limited (“Oakwell”) pursuant to an agreement between the parties	—	—	4,532,500
Shares issued pursuant to private placement in settlement of promissory notes	950,000	768,000	5,421,640
Shares issued to former subsidiary Merlin	—	400,000	—
Shares issued for the acquisition of 49% of M&M	—	—	4,149,200
Shares issued for acquisition of Oil and Gas
Properties	335,000	—	—
Capital assets purchased through capital leases	95,694	172,755	84,095

13.  Commitments

        Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2004. The minimum rental commitments under operating leases are estimated as follows:

2002	$55,906
2003	38,775
2004	11,296
2005	6,565

$112,542

14.  Financial Instruments

The carrying values of the primary financial instruments of the Company, with the exception of long-term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $1,036,000 held at one financial institution.

The fair value of long-term debt and amounts due to shareholders approximates carrying value in 2001 and 2000 as the terms have been renegotiated recently.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

The Company provides services and sells its products to many customers. Three customers represent 59% (2000 — two customers represent 59%) of the trade accounts receivable at year end. One customer represents 40% (2000 — one customer represents 39%; 1999 — two customers represent 58%) of the revenue for the year. Three suppliers represent 33% (2000 — three suppliers represent 23%) of the trade accounts payable at year end.

15.  Per Share Information

During the year ending June 30, 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2001 — 4,256,502 (2000 — 3,135,857; 1999 — 2,306,545).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive. The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

16.  Reconciliation to Accounting Principles Generally Accepted in the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except for the following:

        (a)  Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company’s share price of 0.64 for 70,000 options and 0.43 for 20,000 options and a weighted average risk free interest rate of 5% over a four year period.

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

        (b)  Interest Free Loans

Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

        (c)  Joint Venture

Under US GAAP the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see note 6.

        (d)  Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

        (e)  Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder’s equity section of the balance sheet unless impairments are considered other than temporary.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

        (f)   Preference Shares

Under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

        (g)  Recently Adopted Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognized all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivate may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company and its joint ventures have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standards on July 1, 2000 did not affect the financial statements.

In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of the Company’s 2001 fiscal year. The adoption of this Staff Accounting Bulletin did not have a material effect on the Company’s financial statements.

In March 2000, the Financial Accounting Standards Board Issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation”, an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment.

        (h)  Recently Issued United States Accounting Standards

In June 2001, the FASB issued FASB Statement No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company’s previous business combinations were accounted for using the purchase method. As of June 30, 2001, the net carrying amount of goodwill is $2,056,832. Amortization expense for the year ended June 30, 2001 was $261,258. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operation.

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

If US GAAP were followed, the effect on the consolidated balance sheet would be as follows:

	2001	2000

Total assets per Canadian GAAP	$19,050,175	$23,511,208
Unrealized gain on marketable securities (e)	34,077	—

Total assets per US GAAP	$19,084,252	$23,511,208

Total liabilities per Canadian GAAP	$7,692,734	$11,403,851
Unamortized debt discount (c)	(155,180)	(219,327)

Total liabilities per US GAAP	$7,537,554	$11,184,524

Share capital per Canadian and US GAAP	$32,207,289	$29,322,289

Other paid in capital per Canadian GAAP	—	—
Compensation expense (a)	301,931	97,891
Debt discount (c)	683,162	568,002
Unrealized gain on marketable securities (e)	34,077	—

Other paid in capital per US GAAP	1,019,170	665,893

Deficit
Deficit end of the year per Canadian GAAP	(20,849,848)	(17,214,932)
Amortization of debt discount	(527,982)	(348,675)
Compensation expense	(301,931)	(97,891)

Deficit end of the year per US GAAP	(21,679,761)	(17,661,498)

Total shareholders’ equity per US GAAP	$11,546,698	$12,326,684

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

If US GAAP were followed, the effect on the consolidated statements of loss would be as follows:

	2001	2000	1999

Net loss from continuing operations according to Canadian GAAP	$(974,406)	$(1,436,907)	$(2,258,698)
Compensation expense adjustment (a)	(204,040)	—	(97,891)
Amortization of debt discount (c)	(179,307)	(348,675)	—

Net loss from continuing operations according to US GAAP	(1,357,753)	(1,785,582)	(2,356,589)
Loss from discontinued operations	(2,660,510)	(1,250,992)	(5,696,655)

Net loss according to US GAAP	(4,018,263)	(3,036,574)	(8,053,244)
Deemed dividend on preferred shares (f)	(420,000)	—	—

Net loss available for common shareholders	$(4,438,263)	$(3,036,574)	$(8,053,244)

Net loss according to US GAAP	$(4,018,263)	$(3,036,574)	$(8,053,244)
Unrealized gain on marketable securities (e)	34,077	—	—

Comprehensive net loss according to US GAAP	$(3,984,186)	$(3,036,574)	$(8,053,244)

Basic and diluted net loss per common share from continuing operations according to US GAAP	$(0.42)	$(0.57)	$(1.02)

Basic and diluted net loss per common share according to US GAAP	$(1.04)	$(0.97)	$(3.49)

Shares used in the computation of basic and diluted earnings per share	4,256,502	3,135,857	2,306,546

17. Subsequent Events

Exercise of options and warrants

On August 30, 2001 a director of the Company exercised 15,000 options for consideration of $22,500.

On September 28, 2001 shareholders of the Company exercised 1,000,000 Series B Warrants for total consideration of $800,000.

18. Segmented Information

The Company’s operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services.

The following is the Company’s segmented information for continuing operations:

	For the year ended June 30, 2001

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$18,770,318	$382,740	$—	$19,153,058

EBITDA(1)	$112,811	$207,307	$(109,138)	$210,980
Amortization	631,634	45,364	—	676,998

Segment operating margin	(518,823)	161,943	(109,138)	(466,018)
Interest and income taxes	81,182	(1,077,690)	4,896	(991,612)
Write down of capital assets	1,500,000	—	—	1,500,000

Net earnings (loss) from continuing operations	$(2,100,005)	$1,239,633	$(114,034)	$(974,406)

Capital assets and Oil and Gas Interests	$3,268,096	$2,017,493	$—	$5,285,589

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

	For the year ended June 30, 2000

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$18,924,369	$—	$—	$18,924,369

EBITDA(1)	$1,693,077	$—	$(1,956,715)	$(263,638)
Depreciation and amortization	627,377	—	—	627,377

Segment operating margin	1,065,700	—	(1,956,715)	(891,015)
Minority interest	—	—	—	—
Interest and income taxes	544,848	—	1,044	545,892

Net earnings (loss) from continuing operations	$520,852	$—	$(1,957,759)	$(1,436,907)

Capital assets	$4,875,362	$—	$—	$4,875,362

	For the year ended June 30, 1999

	Engineering
	and Offshore	Oil and Gas
	Division	Division	Corporate	Total

Revenue	$21,079,649	$—	$—	$21,079,649

EBITDA(1)	$1,052,741	$—	$(2,150,580)	$(1,097,839)
Depreciation and amortization	453,531	—	—	453,531

Segment operating margin	599,210	—	(2,150,580)	(1,551,370)
Minority interest	286,703	—	—	286,703
Interest and income taxes	375,072	—	71,154	446,226

Net loss from continuing operations	$(62,565)	$—	$(2,221,734)	$(2,284,299)

(1)	EBITDA is defined as earnings (loss) before interest, taxes, amortization and minority interest.

19.	Discontinued Operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the “Power Division”). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company’s equity shares in the KEOPL (see Note 2) and has adopted a formal plan of disposition of its interest in the Karnataka Project (see Note 3).

Effective, May 30, 2000, the Company divested its 51% ownership interest in its Norwegian engineering design subsidiary, Merlin, for $10 cash. Effective, June 30, 2000 the Company adopted a formal plan of disposition for its barge mounted power plant construction subsidiary ASIH.

The results of each of Power Division, Merlin and ASIH have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

Energy Power Systems Limited

Notes to Consolidated Financial Statements — (Continued)

(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

The accounting for these discontinued operations is summarized as follows:

	2001	2000	1999

Revenues
Merlin	$—	$5,575,145	$9,426,021
ASIH	—	—	—
Power division	—	—	—

	$—	$5,575,145	$9,426,021

Earnings (loss) from operations
Merlin	$—	$(41,428)	$(803,429)
ASIH	—	(688,221)	(4,472,363)
Power division	(48,414)	(667,658)	(420,863)

	(48,414)	(1,397,307)	(5,696,655)

Gain (loss) from disposal of operations
Merlin	—	666,610	—
ASIH	—	(520,295)	—
Power division	(2,612,096)	—	—

	(2,612,096)	146,315	—

Loss from discontinued operations	$(2,660,510)	$(1,250,992)	$(5,696,655)

The Company’s consolidated balance sheets include the following amounts related to the discontinued operations:

	2001	2000

Investment	$3,500,000	$—
Other assets	—	9,490,021

Total net assets	$3,500,000	$9,490,021

20. Contingent Liability

A statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $270,000 and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No provision has been made in these financial statements for this claim.

Board of Directors

James C. Cassina

Sandra J. Hall
Ramesh K. Naroola
Milton Klyman
Ian S. Davey

Officers

James C. Cassina, President and CEO

Sandra J. Hall, Secretary and Vice President, Corporate Affairs
Scott T. Hargreaves, CA, CFA, Chief Financial Officer

Advisory Board

D.J. Andrews, Consulting Geologist

D.H. Thompson, Consulting Engineer
C. McNeil, Consulting Geophysicist

Listings

United States NASD OTC BB: EYPSF

Frankfurt Stock Exchange: EPW

Auditors

BDO Dunwoody LLP

Toronto, Ontario

Transfer Agent

Equity Transfer Services Inc.

Toronto, Ontario

Energy Power Systems Limited

Suite 301 — 2 Adelaide Street West

Toronto Ontario Canada M5H 1L6
Telephone: 416-861-1484
Facsimile: 416-861-9623

www.epsx.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED (formerly: Engineering Power Systems Limited)

Date: December 7, 2001	By:	/s/ Sandra J. Hall

Sandra J. Hall, Secretary & Director